Unilever PLC Update on Share Consolidation Unilever PLC (“Unilever”) announces that, following the confirmation earlier today of the completion of the demerger of its ice cream business (the “Demerger”), the consolidation of ordinary shares in Unilever (the “Share Consolidation”) in connection with the Demerger will become effective as at 8.00 a.m. (London time) tomorrow (Tuesday 9 December 2025). As at the record time of 10:00 p.m. (London time) this evening (Monday 8 December 2025), the Share Consolidation will apply a ratio of: 8 New Unilever Shares for every 9 existing ordinary shares in Unilever. Admission of the new ordinary shares of Unilever (the “New Unilever Shares”) (i) to listing on the Equity Shares (Commercial Companies) Category of the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange’s Main Market for listed securities will take place at 8:00 a.m. (London time) tomorrow (Tuesday 9 December 2025), and (ii) to listing and trading on Euronext Amsterdam will take place at 9:00 a.m. (Amsterdam time) tomorrow (Tuesday 9 December 2025). The New Unilever Shares will have a nominal value per share of 3 1/2 pence each and will be registered with the ISIN number GB00BVZK7T90. Further information in relation to the Share Consolidation can be found in the circular to shareholders published on Thursday 2 October 2025 (the “Circular”). The Circular is available on Unilever's website at www.unilever.com/gm. Shareholders are encouraged to read the Circular in full. The key dates and times in relation to the Share Consolidation are set out at the end of this announcement. Fractional entitlements Fractional entitlements to New Unilever Shares may arise as a result of the Share Consolidation. Any holding of ordinary shares in Unilever which is not exactly divisible by the consolidation ratio will result in the number of entitlements to New Unilever Shares to be received being rounded down to the nearest whole number. Individual fractional entitlements will be aggregated and sold in the market. The net proceeds of the sale, after the deduction of any expenses and/or commission associated with such sale (including any related VAT), will be paid in due proportion to the relevant Unilever shareholders. Total voting rights The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1. Following the Share Consolidation, Unilever’s share capital as at 8:00 a.m. (London time) on Tuesday 9 December 2025 will consist of 2,232,630,400 ordinary shares of 3 1/2 pence each.

Of those ordinary shares, 51,625,153 are held as treasury shares and 314,912 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) are held by or on behalf of companies in the Unilever group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 8:00 a.m. (London time) on Tuesday 9 December 2025, there will be 2,180,690,335 shares with voting rights. The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules. American Depositary Shares (“Unilever ADSs”) The Share Consolidation will not result in a change to the ratio of shares represented by each Unilever ADS, which will remain as 1:1. However, following the Share Consolidation becoming effective, the existing Unilever shares held by the ADS Depositary will be replaced with a smaller number of New Unilever Shares. As a result, Unilever ADS holders will, upon cancellation of their existing Unilever ADSs, be issued with and receive 8 new Unilever ADSs (“New Unilever ADSs”) for every 9 existing Unilever ADSs. It is expected that "regular-way" trading with respect to existing Unilever ADSs will end at market close on Monday 8 December 2025 and that "regular-way" trading with respect to new Unilever ADSs will commence on the New York Stock Exchange at market open on Tuesday 9 December 2025. New Unilever ADSs will trade under the CUSIP number 904767 803. Expected timetable of principal events The times and dates set out in the timetable below and throughout this announcement are indicative only and based on Unilever’s current expectations and may be subject to change without further notice. Unless otherwise indicated, all references to time in this timetable are to London time unless otherwise specified. Principal events Indicative time and/or date Record time for Share Consolidation 10:00 p.m. on Monday 8 December 2025 Share Consolidation becomes effective 8:00 a.m. on Tuesday 9 December 2025 New Unilever Shares commence trading on the London Stock Exchange 8:00 a.m. on Tuesday 9 December 2025 New Unilever Shares commence trading on Euronext Amsterdam 9:00 a.m. (Amsterdam time) on Tuesday 9 December 2025

Crediting of CREST accounts with New Unilever Shares As soon as possible after 8:00 a.m. on Tuesday 9 December 2025 Opening of the Unilever ADS issuance and cancellation books(1) Open of business (New York time) on Tuesday 9 December 2025 New Unilever ADSs commence trading on the New York Stock Exchange 9:30 a.m. (New York time) on Tuesday 9 December 2025 Despatch of certificates for New Unilever Shares by Tuesday 23 December 2025 Despatch of fractional payments resulting from the sale of aggregated New Unilever Shares as a result of the Share Consolidation by Tuesday 23 December 2025 Notes (1) The Unilever ADS issuance and cancellation books have been closed for the purposes of the Share Consolidation from the close of business (New York time) on Thursday 4 December 2025. While the Unilever ADS issuance and cancellation books are closed, the issuance and cancellation of Unilever ADSs will be suspended, meaning that during this period it will not be possible to surrender Unilever ADSs and receive underlying Unilever shares or deposit Unilever shares and receive Unilever ADSs. However, the closing of the issuance and cancellation books does not have an impact on trading, and Unilever ADS holders may continue to trade their Unilever ADSs during this period. It is expected that the Unilever ADS issuance and cancellation books will re-open from the open of business (New York time) on Tuesday 9 December 2025. For further information, please contact: Investor Relations: Investor.Relations@unilever.com Unilever Press Office: Press-Office.London@unilever.com Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward- looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high- quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business and the proposed consolidation of our share capital in connection with the demerger; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.